UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 21, 2023

Stratim Cloud Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40191	85-2547650
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

100 West Liberty Street, Suite 100
Reno, Nevada	89501
(Address of principal executive offices)	(Zip Code)

(775) 318-3629

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	SCAQU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	SCAQ	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SCAQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Agreement

The Membership Interests Purchase Agreement

On March 21, 2023, Stratim Cloud Acquisition Corp. (the “Company”) entered into a membership interests purchase agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Purchase Agreement”), by and among the Company, Force Pressure Control, LLC, a Texas limited liability company (“Force”) and each of the individuals listed on the signature page of the Purchase Agreement (“Force Members”). The transactions contemplated by the Purchase Agreement are referred to herein as the “Transaction.” Following the time of the closing (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) of the Transaction, the Company will change its name to “Force Pressure Control Corp.”

The Recapitalization

Immediately prior to the Closing, Force will effectuate a recapitalization (the “Recapitalization”), pursuant to which, among other things, all outstanding membership interests of Force will be converted or exchanged into common units (“Common Units”).

The Transaction and Consideration

Immediately prior to the Closing:

(i)	Force will adopt a Second Amended and Restated LLC Agreement (the “A&R LLC Agreement”) to, among other things, (i) permit the issuance and ownership of the post-Recapitalization equity of Force as contemplated by the Purchase Agreement and (ii) to admit the Company as the sole managing member of Force; and

(ii)	The Company will file with the Secretary of State of Delaware an amended and restated certificate of incorporation (the “A&R Charter”) to, among other things, approve the issuance of shares Class C Common Stock of the Company (“Company Class C Common Stock”), which will, among other matters, carry such non-economic and voting rights as set forth in the A&R Charter.

Pursuant to the Purchase Agreement, the Company will purchase an aggregate of up to 12,000,000 Common Units from Force Members for $120,000,000 prior to any Net Working Capital Adjustment (as defined in the Purchase Agreement) and the Force Members will retain at least 50% of the total Common Units issued and outstanding immediately after the Recapitalization (the “Retained Units”).

Pursuant to the Purchase Agreement, the Company will subscribe for a number of Common Units equal to the total shares of Class B Common Stock of the Company issued and outstanding immediately prior to the Transaction, in exchange for the number of shares of Company Class C Common Stock equal to the number of Retained Units, which will be subsequently distributed to Force Members. Following the Closing, the Force Members may cause the Company to redeem their Common Units, which redemption may be effected as an exchange of Common Units for shares of Class A Common Stock of the Company on a one-for-one basis (subject to adjustment in certain cases), accompanied by the corresponding cancellation of shares of Company Class C Common Stock held by such Members.

Earn-Out

Following the Closing, and as additional consideration for the Transaction, within five (5) Business Days after the determination of the 2023 EBITDA (as defined in the Purchase Agreement), Force and the Company (as applicable) shall issue or cause to be issued to each Force Member the following number of Common Units and shares of Company Class C Common Stock (subject to further adjustment) (the “Earnout Equity”), if the 2023 EBITDA is greater than $60,000,000 (the “Minimum EBITDA Target”), a one-time issuance of 200,000 units and shares, as applicable, of Earnout Equity, for each $1,000,000 of EBITDA (rounded down to the nearest $1,000,000) in excess of the Minimum EBITDA Target, up to a maximum of 3,000,000 units and shares, as applicable, of Earnout Equity.

Notwithstanding the foregoing, the Company shall be permitted to satisfy its obligation to deliver Earnout Equity pursuant to the Minimum EBITDA Target by: (i) delivering $12.50 cash per unit and share, as applicable, of Earnout Equity within thirty (30) calendar days of determination of the 2023 EBITDA or (ii) if the volume weighted average closing sale price of the Company Class A Common Stock for the five (5) trading days following public announcement of the 2023 EBITDA (the “Company Trading Price”) exceeds $14.00 per share, by delivering the number of shares of Company Class A Common Stock equal to (x) the aggregate number of units and shares, as applicable, of Earnout Equity multiplied by $12.50, divided by (y) the Company Trading Price, subject to the adjustment provided in the Purchase Agreement.

Representations and Warranties; Covenants

The Purchase Agreement contains customary representations and warranties by the Company, Force and Force Members. The representations and warranties of the respective parties to the Purchase Agreement generally will not survive the Closing. In addition, the Company has agreed to adopt an equity incentive plan prior to the Closing Date, as described in the Purchase Agreement.

Conditions to Closing

The Closing is subject to the satisfaction or waiver of certain customary closing conditions, including, among other things, (i) approval of the Transaction and related agreements and transactions by the Company’s stockholders, (ii) the HSR waiting period shall have expired or been terminated; (iii) the absence of any legal restraints on the Closing, (iv) the shares of Company Common Stock issuable pursuant to the Transaction shall have been approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”).

The Company’s obligation to consummate the Transaction is also subject to, among other things, (i) the accuracy of the representations and warranties of Force and Force Members as of the date of the Purchase Agreement and as of the Closing, subject to the limitations provided in the Purchase Agreement, (ii) each of the covenants of Force having been performed in all material respects, (iii) the key financial results in the Audited Financial Statements (as defined in the Purchase Agreement) and 2022 Audited Financial Statements (as defined in the Purchase Agreement) to be delivered by Force to the Company are substantially consistent with the financial results provided in Exhibit F of the Purchase Agreement; (iv) the Recapitalization shall have been completed; and (v) there has not been any event that has had, or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Purchase Agreement).

Force’s obligation to consummate the Transaction is also subject to, among other things, (i) the accuracy of the representations and warranties of Company as of the date of the Purchase Agreement and as of the Closing, subject to the limitations provided in the Purchase Agreement; and (ii) the Company having performed each of the covenants in all material respects.

Termination

The Purchase Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of the Company and Force, (ii) by Force, if certain approvals of the stockholders of the Company, to the extent required under the Purchase Agreement, are not obtained as set forth therein, (iii) by the Company, if approval of the Force Members are not obtained by the Company Member Approval Deadline (as defined in the Purchase Agreement), (iv) by the Company if the Board of Directors of the Company decides not to continue extending the business combination deadline for additional months and as a result, the Company would wind up the affairs and redeem 100% of the outstanding public shares; and (v) by either the Company or Force in certain other circumstances set forth in the Purchase Agreement, including (a) if any Governmental Authority (as defined in the Purchase Agreement) has issued or otherwise entered a final, nonappealable order making consummation of the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction, (b) if any of the closing conditions have not been satisfied or waived by September 16, 2023, subject to certain limitations as provided in the Purchase Agreement or (c) in the event of certain uncured breaches by the other party.

Sponsor Support Agreement

Concurrently with the execution of the Purchase Agreement, the Company, Force and Stratim Cloud Acquisition, LLC (the “Sponsor Holdco”) and other holders of shares of Company Class B Common Stock (together with the Sponsor Holdco, the “Sponsors”), entered into that certain sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, the Sponsors agreed to, among other things, vote in favor of the Purchase Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. The Sponsor Support Agreement will terminate and be of no further force or effect upon the earliest of (i) the Expiration Time (as defined in the Sponsor Support Agreement), (ii) the liquidation of the Company and (iii) the written agreement of the Sponsor Holdco, Force Members, and Force.

Amended and Restated Registration Rights Agreement

The Purchase Agreement contemplates that, at the Closing, the Company, Sponsor Holdco, holders of shares of Company Class B Common Stock and certain Force Members will enter into an Amended and Restated Registration Rights Agreement, pursuant to which the Company will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Company Common Stock and other equity securities of the Company that are held by the parties thereto from time to time.

Lock-Up Agreement

The Purchase Agreement contemplates that, at the Closing, the Company, Sponsor Holdco, holders of shares of Company Class B Common Stock and certain Force Members will enter into Lock-Up Agreements restricting the transfer of Company Common Stock, Private Placement Warrants (as defined in the Purchase Agreement), and any Common Units issued in connection with the Transaction, as applicable. The lock-up period for Company Common Stock is 180 days after the Closing, subject to early termination (i) of a liquidation, merger, stock exchange, reorganization or other similar transaction of Force after the Closing or (ii) upon the stock price of Company Common Stock reaching $12.00 (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing.

Tax Receivable Agreement

The Purchase Agreement contemplates that, at the Closing, the Company will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with Force and certain Force Members (the “TRA Holders”). Pursuant to the Tax Receivable Agreement, among other things, the Company will be required to pay to each TRA Holder 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of the increases in tax basis resulting from any exchange of Common Units for Company Class A Common Stock or cash in the future and certain other tax benefits arising from payments under the Tax Receivable Agreement. In certain cases, the Company’s obligations under the Tax Receivable Agreement may accelerate and become due and payable, based on certain assumptions, upon a change in control and certain other termination events, as defined therein.

The foregoing description of the Purchase Agreement and the Sponsor Support Agreement, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Purchase Agreement and the Sponsor Support Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1 and Exhibit 10.1, respectively, and the terms of which are incorporated by reference herein.

The Purchase Agreement and the Sponsor Support Agreement have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about the Company or its affiliates. The representations, warranties, covenants and agreements contained in the Purchase Agreement and Sponsor Support Agreement and the other documents related thereto were made only for purposes of the Purchase Agreement as of the specific dates therein, were solely for the benefit of the parties to the Purchase Agreement and Sponsor Support Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement and Sponsor Support Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Purchase Agreement and Sponsor Support Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Purchase Agreement and Sponsor Support Agreement, as applicable, which subsequent information may or may not be fully reflected in Company’s public disclosures.

Item 7.01 Regulation FD Disclosure.

On March 22, 2023, the Company and Force issued a joint press release announcing the execution of the Purchase Agreement and entry into the Transaction as contemplated by the Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

A copy of the investor presentation that will be used by the Company and Force in connection with the transactions contemplated by the Purchase Agreement is attached hereto as Exhibit 99.2 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks, uncertainties, and assumptions that are difficult to predict. All statements other than statements of historical fact contained in this Current Report on Form 8-K, including statements regarding future events, our future financial performance, business strategy, and plans and objectives of management for future operations, are forward-looking statements. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” or “should,” or the negative of these terms or other comparable terminology. The forward-looking statements made herein are based on the Company’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation, its limited operating history, competitive factors in Force’s industry and market, and other general economic conditions. The forward-looking statements made herein are based on the Company’s current expectations, assumptions, and projections, which could be incorrect. The forward-looking statements made herein speak only as of the date of this Current Report on Form 8-K and the Company undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law. The Company cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company, incident to the development, production, gathering and sale of oil, natural gas and natural gas liquids. In addition, the Company cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against the Company following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of the Company, or other conditions to closing in the transaction agreement; (iv) the inability of the Company and Force to complete a PIPE offering in connection with the proposed business combination; (v) the risk that the proposed business combination disrupts Force’s current plans and operations as a result of the announcement of the transactions; (vi) Force’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Force to grow and manage growth profitably following the business combination; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations; and (viii) the possibility that Force may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the Company’s periodic filings with the Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

The Company will prepare a proxy statement (the “Proxy Statement”) to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to its stockholders. The Company urges its investors and other interested persons to read, when available, the Proxy Statement, as well as other documents filed with the SEC, because these documents will contain important information about the proposed Transaction. The Proxy Statement, once available, can be obtained, without charge, at the SEC’s website (http://www.sec.gov).

Participants in the Solicitation

The Company and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the proposed Transaction related matters. Information regarding the Company’s directors and executive officers is contained in the section of the Company’s Form S-1 titled “Management”, which went effective with the SEC on March 11, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement and other relevant documents filed with the SEC when they become available.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Membership Interests Purchase Agreement, dated March 21, 2023, by and among Stratim Cloud Acquisition Corp., Force Pressure Control, LLC and each of the individuals listed on the signature page thereto
10.1	Sponsor Support Agreement, dated March 21, 2023, by and among Stratim Cloud Acquisition Corp., Stratim Cloud Acquisition, LLC, Force Pressure Control, LLC and each of the individuals listed on the signature page thereto
99.1	Press Release, dated March 22, 2022, announcing the Company’s entrance into the Purchase Agreement
99.2	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Stratim Cloud Acquisition Corp.

Date: March 21, 2023	By:	/s/ Sreekanth Ravi
	Name:	Sreekanth Ravi
	Title:	Chief Executive Officer